                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                                (AMENDMENT NO. 1)


                              OUTDOOR SYSTEMS, INC.
                                (Name of Issuer)


                     Common Stock, $0.01 par value per share
                         (Title of Class of Securities)


                                   690057-10-4
                                 (CUSIP Number)


       Bill M. Beverage, 2502 N. Black Canyon Hwy., Phoenix, Arizona 85009 (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)


                                  July 20, 1997
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement. [ ] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

------------------------                         ------------------------------
CUSIP No. 690057-10-4                                         Page 2 of 9 Pages
------------------------                         ------------------------------


-------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
                               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Arte R. Moreno
-------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)[X]

                                                                     (b)[  ]
-------------------------------------------------------------------------------
   3      SEC USE ONLY


-------------------------------------------------------------------------------
   4      SOURCE OF FUNDS
                                     PF
-------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                         [  ]

-------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

                   U.S.A.
-------------------------------------------------------------------------------
           NUMBER OF                7       SOLE VOTING POWER
           SHARES
        BENEFICIALLY                                  11,002,009*
          OWNED BY
            EACH
          REPORTING
           PERSON
            WITH
                              -------------------------------------------------
                                    8       SHARED VOTING POWER

                                                     8,890,099*
                              -------------------------------------------------
                                    9       SOLE DISPOSITIVE POWER

                                                     11,002,009*
                              -------------------------------------------------
                                    10      SHARED DISPOSITIVE POWER

                                                     1,524,176*
-------------------------------------------------------------------------------
  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                            16,901,981*
-------------------------------------------------------------------------------
  12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                     [  ]


-------------------------------------------------------------------------------
  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                            19.4%
-------------------------------------------------------------------------------
  14      TYPE OF REPORTING PERSON

                            IN
-------------------------------------------------------------------------------

* As adjusted for the three-for-two stock split effected July 22, 1996, November 22, 1996 and July 3, 1997.

------------------------                         ------------------------------
CUSIP No. 690057-10-4                                         Page 3 of 9 Pages
------------------------                         ------------------------------


-------------------------------------------------------------------------------
   1       NAME OF REPORTING PERSON
                               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           BRN Properties Limited Partnership
-------------------------------------------------------------------------------
   2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)[X]

                                                                     (b)[  ]
-------------------------------------------------------------------------------
   3       SEC USE ONLY

-------------------------------------------------------------------------------
   4       SOURCE OF FUNDS
                                      00
-------------------------------------------------------------------------------
   5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) or 2(e)                                     [  ]

-------------------------------------------------------------------------------
   6       CITIZENSHIP OR PLACE OF ORGANIZATION

                    Arizona
-------------------------------------------------------------------------------
          NUMBER OF                 7       SOLE VOTING POWER
           SHARES
        BENEFICIALLY                                  1,831,674*
          OWNED BY
            EACH
          REPORTING
           PERSON
            WITH
                              -------------------------------------------------
                                    8       SHARED VOTING POWER

                                                     7,365,923*
                              -------------------------------------------------
                                    9       SOLE DISPOSITIVE POWER

                                                     1,831,674*
                              -------------------------------------------------
                                    10      SHARED DISPOSITIVE POWER

                                                     -0-
-------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                             7,365,923*
-------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES                                                    [  ]


-------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                             9.1%
-------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON

                             PN
-------------------------------------------------------------------------------

* As adjusted for the three-for-two stock split effected July 22, 1996, November 22, 1996 and July 3, 1997.

------------------------                         ------------------------------
CUSIP No. 690057-10-4                                         Page 4 of 9 Pages
------------------------                         ------------------------------


-------------------------------------------------------------------------------
   1       NAME OF REPORTING PERSON
                               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Carole D. Moreno
-------------------------------------------------------------------------------
   2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)[X]

                                                                     (b)[  ]
-------------------------------------------------------------------------------
   3       SEC USE ONLY

-------------------------------------------------------------------------------
   4       SOURCE OF FUNDS
                                      N/A
-------------------------------------------------------------------------------
   5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) or 2(e)                                     [  ]

-------------------------------------------------------------------------------
   6       CITIZENSHIP OR PLACE OF ORGANIZATION

                    U.S.A.
-------------------------------------------------------------------------------
          NUMBER OF                 7       SOLE VOTING POWER
           SHARES
        BENEFICIALLY                                      -0-
          OWNED BY
            EACH
          REPORTING
           PERSON
            WITH
                              -------------------------------------------------
                                    8       SHARED VOTING POWER

                                                     1,524,176*
                              -------------------------------------------------
                                    9       SOLE DISPOSITIVE POWER

                                                          -0-
                              -------------------------------------------------
                                    10      SHARED DISPOSITIVE POWER

                                                     1,524,176*
-------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                             1,524,176*
-------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES                                                    [  ]


-------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                              1.9%
-------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON

                             IN
-------------------------------------------------------------------------------

* As adjusted for the three-for-two stock split effected July 22, 1996, November 22, 1996 and July 3, 1997.

------------------------                         ------------------------------
CUSIP No. 690057-10-4                                         Page 5 of 9 Pages
------------------------                         ------------------------------


This Amendment No. 1 ("Amendment No. 1") to the Statement on Schedule 13D ("Schedule 13D") previously filed by the undersigned with the Securities and Exchange Commission with respect to the common stock, $.01 par value ("Common Stock"), of Outdoor Systems, Inc. (the "Issuer") amends and restates the
Schedule 13D in its entirety.

        All information herein concerning the Common Stock of the Issuer has been adjusted to give effect to three-for-two stock splits effected July 22, 1996, November 22, 1996 and July 3, 1997.

ITEM 1.  SECURITY AND ISSUER.

         See page 1 of this Amendment No 1.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a) See Items No. 1 on pages 2, 3 and 4 of this Amendment No. 1. Of the 11,002,009 shares of Common Stock as to which Mr. Moreno has sole voting and dispositive power, (i) 1,831,674 shares are held of record by BRN Properties Limited Partnership ("BRN"), Mr. Moreno's family limited partnership, 2502 N. Black Canyon Hwy., Phoenix, Arizona 85009, (ii) 2,990,127 shares may be acquired upon the exercise of an option to purchase shares held by M-K Link Investments Limited Partnership ("M-K Link") (see Item 5), and (iii) 6,180,208 shares may be purchased by Mr. Moreno pursuant to options granted by the Issuer which are currently exercisable or become exercisable within 60 days of the date hereof.

                  Mr. Moreno is the general partner of BRN. Mr. Moreno disclaims beneficial ownership of the shares of Common Stock of the Issuer held by BRN except to the extent of his partnership interest.

                  Of the 8,890,099 shares of Common Stock as to which Mr. Moreno has shared voting power, 7,365,923 shares are held by M-K Link and 1,524,176 are held by Mr. Moreno and his wife as joint tenants. Mr. Moreno shares voting control with William S. Levine with respect to the shares held by M-K Link. Of the 7,365,923 shares held by M-K Link, 2,990,127 shares may be acquired by Mr. Moreno upon exercise of an option (see Item
                  5). Mr. Moreno disclaims beneficial ownership of the shares owned by M-K Link except to the extent of the shares subject to the options granted to Mr. Moreno.

         (b)      1702 E. Highland Suite 310
                  Phoenix, Arizona 85009

         (c) Mr. Moreno is President and Chief Executive Officer and a member of the Board of Directors of Outdoor Systems, Inc.

         (d) None of Mr. Moreno, Mrs. Moreno or BRN has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) None of Moreno, Mrs. Moreno or BRN has been, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding either of them has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

------------------------                         ------------------------------
CUSIP No. 690057-10-4                                         Page 6 of 9 Pages
------------------------                         ------------------------------


         (f) Both Mr. Moreno and Mrs. Moreno are citizens of the United States. BRN is organized under the laws of the State of Arizona.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OF OTHER CONSIDERATION.

         See Item 4 on pages 2, 3 and 4 of this Amendment No. 1. BRN acquired the shares of Common Stock held by it by a contribution from Mr. Moreno. Mrs. Moreno became beneficial owner of the shares of Common Stock held by her as a result of the transfer by Mr. Moreno from himself as sole holder to himself and Mrs. Moreno as joint tenants. See
         Item 5(c).

ITEM 4.  PURPOSE OF TRANSACTION.

         Mr. Moreno, Mrs. Moreno and BRN hold all of the Company's securities held by them beneficially and of record for investment purposes. Mr. Moreno, Mrs. Moreno and/or BRN may acquire additional shares of Common Stock in the future for investment purposes.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a)      See Items 11 and 13 on pages 2, 3 and 4 of this Amendment No.
                  1. Mr. Moreno disclaims beneficial ownership of the shares of Common Stock of the Issuer beneficially owned by BRN except to the extent of his partnership interest and disclaims beneficial ownership of the shares held by M-K Link except to the extent of the option to purchase 2,990,127 of such shares.

         (b)      See Items 7 through 10 on pages 2, 3 and 4 of this Amendment
                  No. 1.

                  Item 7 on page 2 includes (i) 1,831,674 shares of Common Stock held of record by BRN, (ii) 2,990,127 shares subject to an option granted by Stephen J. Haberkorn to Mr. Moreno, which shares are currently held by M-K Link, and (iii) 6,180,208 shares of Common Stock subject to options granted by the Issuer to Mr. Moreno, which are currently exercisable or become exercisable within 60 days of the date hereof.

                  Item 8 on page 2 includes (i) 1,524,176 shares of Common Stock held by Mr. Moreno and his wife, Carole D. Moreno, as joint tenants, and (ii) 7,365,923 shares held by M-K Link that are subject to the Stockholders' Agreement referenced in Item 6 below. Item 8 on page 3 includes the shares held by M-K Link that are subject to the Stockholders' Agreement; BRN is an express third party beneficiary of the Stockholders' Agreement.

         (c)      (i)      On August 22, 1996, BRN disposed of 1,125,000 shares
                           of Common Stock at a sale price of for $14.70 per share, net of underwriting discounts and commissions, in the Issuer's public offering of Common Stock effected on such date.

                  (ii) On October 9, 1996, Mr. Moreno transferred 1,917,925 shares of Common Stock individually held by him to him and his wife, Carole D. Moreno, as joint tenants.

                  (iii) On May 28, 1997, Mr. and Mrs. Moreno disposed of 393,750 shares of Common Stock which they held as joint tenants for $19.40 per share, net of underwriting discounts and commissions, in the Issuer's public offering of Common Stock.

------------------------                         ------------------------------
CUSIP No. 690057-10-4                                         Page 7 of 9 Pages
------------------------                         ------------------------------


                       (iv) Between June 14, 1996 and July 20, 1997, M-K Link
                            disposed of an aggregate of 1,587,750 shares held by it and with respect to which Mr. Moreno had shared voting power with Mr. Levine (see Item 6) and, therefore, had been deemed beneficially owned by each of them prior to the disposition thereof.

                       (v) Since the date of the Schedule 13D, options to purchase 257,357 shares of Common Stock were granted to Mr. Moreno by the Issuer and/or became exercisable.

         (d) The Stockholders' Agreement referred to in Item 6 was entered into on April 15, 1996.

         (e) Mr. Moreno shares with William S. Levine, the Chairman of the Board of Directors and a stockholder of the Issuer, the right to vote the 7,365,923 shares held by M-K Link pursuant to the Stockholders' Agreement referenced in Item 6.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         As of October 1, 1988, Stephen J. Haberkorn granted to Mr. Moreno an option to purchase 2,990,127 shares of Common Stock of the Company at a purchase price of $0.31 per share. The option is fully exercisable as of the date hereof and has no expiration date. The shares of Common Stock subject to such option are held by M-K Link.

         Mr. Moreno is a party to a Stockholders' Agreement dated as of April 15, 1996 (the "Stockholders' Agreement") among M-K Link, Mr. Moreno and William S. Levine. Pursuant to the Stockholders' Agreement, M-K Link is prohibited from transferring any shares of Common Stock held by it, except for specifically permitted transfers among the family members of Stephen J. Haberkorn, pledges in connection with bona fide loans, transfers pursuant to public offerings, transactions permitted by Rule 144 (provided that no takeover proposal, as defined in the Stockholders' Agreement, is pending) and certain other transactions approved by the Issuer. The Stockholders' Agreement also grants Messrs. Levine and Moreno a right of first refusal with respect to any shares of Common Stock that M-K Link proposes to transfer in any transfer other than that specifically permitted by the Stockholders' Agreement. Finally, the Stockholders' Agreement grants to Mr. Levine and Mr. Moreno joint and several rights to exercise all voting rights of Common Stock owned by M-K Link in elections of directors, or in connection with approval or disapproval of mergers, consolidations or other proposals related to acquisitions by the Issuer, or any other matters submitted to stockholders for a vote. The Stockholders' Agreement remains in full force and effect for so long as each of Messrs. Levine and Moreno holds office as a director or officer of the Issuer or holds employment or consulting positions with the Issuer, or until M-K Link no longer holds shares of Common Stock of the Issuer. BRN is an express third party beneficiary of the Stockholders' Agreement.

------------------------                         ------------------------------
CUSIP No. 690057-10-4                                         Page 8 of 9 Pages
------------------------                         ------------------------------


ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

         1. Stockholders' Agreement dated as of April 15, 1996 by and between M-K Link, Arte R. Moreno and William S. Levine. (Incorporated by reference to the Issuer's Registration Statement on Form S-1, File No. 333-1582, as filed with the Commission on February 22, 1996.)

         2. Option to Purchase Stock entered into as of October 1, 1988, by and between Stephen J. Haberkorn and Arte R. Moreno. (Filed as Exhibit No. 2 to the Schedule 13D.)

         3. Joint Filing Agreement dated as of August 26, 1997 by and between Arte R. Moreno, Carole D. Moreno and BRN Properties Limited Partnership.

------------------------                         ------------------------------
CUSIP No. 690057-10-4                                         Page 9 of 9 Pages
------------------------                         ------------------------------


                                   SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       Date: August 26, 1997


                                       /s/ ARTE R. MORENO
                                       ----------------------------------------
                                       Arte R. Moreno


                                       /s/ CAROLE D. MORENO
                                       ----------------------------------------
                                       Carole D. Moreno



                                       BRN PROPERTIES LIMITED PARTNERSHIP


                                       By: /s/  ARTE R. MORENO
                                          -------------------------------------
                                                Arte R. Moreno
                                                General Partner

                                  EXHIBIT INDEX



   Exhibit No.    Description
         1.       Stockholders' Agreement dated as of April 15, 1996 by and
                  between M-K Link, Arte R. Moreno and William S. Levine.
                  (Incorporated by reference to the Issuer's Registration
                  Statement on Form S-1, File No. 333-1582, as filed with the
                  Commission on February 22, 1996.)

         2. Option to Purchase Stock entered into as of October 1, 1988, by and between Stephen J. Haberkorn and Arte R. Moreno. (Filed as Exhibit No. 2 to the Schedule 13D.)

         3. Joint Filing Agreement dated as of August 26, 1997 by and between Arte R. Moreno, Carole D. Moreno and BRN Properties
                  Limited Partnership.